TRANSMISSÃO
PAULISTA

RECEIVED
2004 MAY 17 A 10: 15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Data *São Paulo, May 10, 2004*

Ref./CT/F/01699/2004

04030140

SUPPL

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP No. : 20441Q107 (Common)
SEC F-6 File No. : 333-10808
No. CUSIP No. : 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

PROCESSED
MAY 17 2004
THOMSON FINANCIAL

Gentleman/Madam:

We are enclosing, attached herewith, a copy of the Minutes of the Ordinary and Extraordinary General Shareholders' Meeting of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista's held on April 23, 2004, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely Yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

Enclosure: as above mentioned

Copy to: Glorinete Laurentino
The Bank of New York

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107

TRANSMISSÃO PAULISTA

RECEIVED
2004 MAY 17 A 10: 15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA

C.N.P.J. 02.998.611/0001-04

NIRE 35300170571

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS' MEETINGS

DATE, TIME AND PLACE: On April 23, 2004, at 9:00 a.m., at Rua Bela Cintra, 847, 9th floor, in this City. **NOTICE**: Call Notice published on March 24, 25 and 26, 2004, in the newspapers "Diário Oficial do Estado" and "Folha de São Paulo". **MEMBERS PRESENT:** Shareholders representing more than two-thirds of the capital stock with voting right, according to signatures stated in the Attendance Book of the Shareholders, Board of Directors, Executive Committee, Audit Committee, Trevisan Auditores Independentes. **PRESIDING OFFICERS:** Chairman: Silvio Aleixo. Secretary: Luiz Carlos Mussi. **AGENDA:** **1)** accounts of the administrators and financial statements related to the fiscal year of 2003; **2)** the capital budget for 2004, for the purposes foreseen in article 196, of Law No. 6.404/76; **3)** maintenance of the profit remaining balance regarding the fiscal year of 2003, in the amount of R$65,784,328.08, in the retained earnings account, according to article 196 of Law 6.404/76, and article 8, of CVM Instruction 59/86; **4)** imputation of R$147,249,000.00 of interest on own capital, equivalent to R$0.9863614 per lot of a thousand shares, whose credit was previously approved by the Board of Directors, to the value of the dividends to be paid to the shareholders regarding the fiscal year of 2003, as provided for in article 31, paragraph 3, of the Bylaws; **5)** election of the members of the Audit Committee, regular and alternate; **6)** ratification of the remuneration of the members of the Executive Committee, Board of Directors and Audit Committee; **7)** ratification of the election of the members of the Board of Directors; **8)** other matters of corporate interest. **CLARIFICATIONS:** a) The matters were duly appreciated by the State Capital Defense Council - CODEC, through Opinion No. 030/2004, of 04/16/2004, that

instructs the vote of the representative of the shareholder São Paulo State Treasury; b) The Minutes were drawn up in a summarized way, according to paragraph 1 of Article 130 of Law No. 6.404/76. **DELIBERATIONS: 1) accounts of the administrators and financial statements related to the fiscal year of 2003**. The matter counted on the Opinions of Trevisan Auditores Independentes and of the Audit Committee of CTEEP and on the favorable Opinion of the Board of Directors of the Company, drawn up in the minutes of the meeting held on 03/08/2004. The matter was put to voting, being registered the abstention of the shareholder Federal Government, resulting **approved** by the majority of votes, in that the other shareholders followed the vote of the São Paulo State Treasury. **2) the capital budget for 2004, for the purposes foreseen in article 196, of Law No. 6.404/76.** The matter counted on the favorable Opinion of the Audit Committee and on the favorable Opinion of the Board of Directors of the Company, drawn up in the minutes of the meeting held on 03/08/2004. The matter was put to voting, being registered the abstention of the shareholder Federal Government, resulting **approved** by the majority of votes, in that the other shareholders followed the vote of the São Paulo State Treasury. **3) maintenance of the profit remaining balance regarding the fiscal year of 2003, in the amount of R$65,784,328.08, in the retained earnings account, according to article 196 of Law 6.404/76, and article 8, of CVM Instruction 59/86.** The matter counted on the favorable Opinion of the Audit Committee and on the favorable Opinion of the Board of Directors of the Company, drawn up in the minutes of the meeting held on 03/08/2004. The matter was put to voting, being registered the abstention of the shareholder Federal Government, resulting **approved** by the majority of votes, in that the other shareholders followed the vote of the São Paulo State Treasury. **4) imputation of R$147,249,000.00 of interest on own capital, equivalent to R$0.9863614 per lot of a thousand shares, whose credit was previously approved by the Board of Directors, to the value of the dividends to be paid to the shareholders regarding the fiscal year of 2003, as provided for in article 31, paragraph 3, of the Bylaws.** The matter counted on favorable Opinion of the Audit Committee and on favorable Opinion

of the Board of Directors of the Company, drawn up in the minutes of the meeting held on 08/03/2004. The matter was put to voting, being registered the abstention of the shareholder Federal Government, resulting **approved** by the majority of votes, in that the other shareholders followed the vote of the São Paulo State Treasury. **5) election of the members of the Audit Committee, regular and alternate.** The representative of the shareholder São Paulo State Treasury appointed as regular members Mrs. Ana Maria Linhares Richtman, Mr. Carlos Alberto Pontelli and Mr. Raimundo Francisco Alencar de Melo and as alternate members Mr. Atílio Gerson Bertoldi, Mr. José Antonio Xavier and Mr. José Eduardo Pessini. In compliance with the provisions of article 161, paragraph 4, subsection "a", and article 240, of Law No. 6.404/76, the representative of the shareholder Centrais Elétricas Brasileiras S.A. – ELETROBRÁS appointed, as holder of preferred shares, Mr. João Paulo Pombeiro Gomes as regular member and Mr. Antonio Carlos Gerude Rodrigues as alternate member; the representative of the shareholder FEDERAL GOVERNMENT appointed, as holder of more than 10% of the shares with voting right, Mr. Rômulo Rodrigues as regular member and Mr. Valter Reikiti Toguchi as alternate member. The shareholder Amadeu Zamboni Neto asked the floor, to also request the vacancy designated to the minority shareholders in the Audit Committee of the Company. Consulting the share position of Mr. Amadeu Zamboni Neto, one observes that he holds 10 ordinary shares and 4000 preferred shares. This way, because of the share percentage held by Centrais Elétricas Brasileiras S/A – ELETROBRÁS and by the Federal Government, they elected the representatives of the minority shareholders and of the holders of the preferred shares, respectively. After the clarifications, the Audit Committee is made up as follows: ***Regular Members***: **Ana Maria Linhares Richtman**, Brazilian, married, lawyer, Identity Card (RG) No. 604,080 (BA), Taxpayer Card (CPF) No. 084,011,605-53, resident and domiciled in this City, at Rua Ministro Ferreira Alves, 33, apt. 41-A; **Carlos Alberto Pontelli,** Brazilian, single, bachelor of accounting, Identity Card (RG) No. 13,949,658, Taxpayer Card (CPF) No. 114,177,168-35, resident and domiciled in this City, at Rua Alves Guimarães, 689, apt. 13; **Raimundo**

TRANSMISSÃO PAULISTA

Francisco Alencar de Melo, Brazilian, judicially separate, lawyer, Identity Card (RG) No. 6,321,166, Taxpayer Card (CPF) No. 878,556,668-34, resident and domiciled in this City, at Rua Bandeirantes, 146, apt. 13; **João Paulo Pombeiro Gomes**, Brazilian, married, business administrator, Identity Card (RG) No. 2,930,689 (RJ), Taxpayer Card (CPF) No. 332,872,447-87, resident and domiciled at Av. Oswaldo Cruz, 81, apt. 902, Rio de Janeiro/RJ; and **Rômulo Rodrigues,** Brazilian, married, economist, Identity Card (RG) No. 180,996-81 (CE), Taxpayer Card (CPF) No. 220,397,831-72, resident and domiciled at Condomínio LAGO Sul, conj. 6 – casa 9, Brasilia/DF. ***Alternate Members***: **Atílio Gerson Bertoldi,** Brazilian, married, economist, Identity Card (RG) No. 3,102,088-4, Taxpayer Card (CPF) No. 030,880,228-49, resident and domiciled at Alameda Rússia, 258, Barueri/SP; **José Antonio Xavier,** Brazilian, married, economist, Identity Card (RG) No. 8,503,413, Taxpayer Card (CPF) No. 036,215,928-90, resident and domiciled in this City, at Rua Edgar de Souza, 102; **José Eduardo Pessini,** Brazilian, divorced, business administrator, Identity Card (RG) No. 5,674,426-2, Taxpayer Card (CPF) No. 815,293,338-49, resident and domiciled in this City, at Rua Baronesa de Itú, 821, apt. 81; **Antonio Carlos Gerude Rodrigues,** Brazilian, married, economist, Identity Card (RG) No. 2,477,460 (RJ), Taxpayer Card (CPF) No. 242,891,327-15, resident and domiciled at Rua Viúva Lacerda, 128, apt. 602, Rio de Janeiro/RJ; and **Valter Reikiti Toguchi,** Brazilian, single, economist, Identity Card (RG) No. 1,258,368 (GO), Taxpayer Card (CPF) No. 290,313,461-87, resident and domiciled at SGAN No. 914, Conjunto H, Bloco B, sala 35, Brasilia/DF. The inauguration in the offices of Audit Committee members shall follow the requirements, impediments and procedures foreseen in the Corporate Law and its amendments, including the submittal of a statement of properties. As regards their terms of office, they will perform their duties until the next Ordinary General Shareholders' Meeting. If it is impossible for the regular member to attend the meetings, an alternate member shall be called to participate in the meetings. **6) ratification of the remuneration of the members of the Executive Committee, Board of Directors and Audit Committee.** The matter was put to voting, being

TRANSMISSÃO PAULISTA

registered the vote abstention of the representative of the shareholder FEDERAL GOVERNMENT, resulting unanimously **approved** by the majority of votes. As regards the remuneration of the Executive Committee, the guidelines of the CODEC Deliberation 01/91, specially articles 2 through 6, as well as the CODEC Official Letter No. 127, of May 30, 2003, that established the remunerations in the amounts of up to R$ 12,720.00 (twelve thousand, seven hundred and twenty reais). It should also be enhanced that in the case of offices accumulation, the Director shall receive only one remuneration. As regards the payment of casual premium, foreseen in CODEC Official Letters Nos. 127, of May 30, 2003 and 210, of November 4, 2003, it should be enhanced that the annual value shall not exceed 6 times the monthly remuneration of the Executive Committee, nor 10% of the total amount of the dividends or interest on own capital paid by the Company, prevailing the lesser. The grant of casual premium to the Directors shall be object of posterior ratification by the general shareholders' meeting, once the authorized conditions of the respective payment are met. The members of the Board of Directors will be entitled to a remuneration, per session, corresponding to 0.1 (one-tenth) of the amount stipulated to the President and Chief Executive Officer of the Company, up to the limit of 2 (two) remunerated sessions per month, in compliance with article 7 of CODEC Deliberation No. 01/91. The members of the Audit Committee will receive a monthly remuneration of 0.1 (one-tenth) of the monthly average of the remuneration paid to the Directors, limited to one remunerated session per month, since the attendance is proven, in accordance with the amounts established by CODEC. It shall be also established the payment of an annual gratification "pro rata temporis", in December, as provided for in article 4 of CODEC Deliberations No. 01/91, to the members of the Executive Committee, Board of Directors and Audit Committee of the company. **7) ratification of the election of the members of the Board of Directors.** The elections made "ad referendum" of the General Shareholders' Meeting, "ex-vi" of the Bylaws of the Company of the following members of the Board of Directors were ratified: **Alexandre Ribeiro da Motta,** Brazilian, married, economist, Identity Card (RG) No. M-

TRANSMISSÃO PAULISTA

7,384,094 (SSP/SP), Taxpayer Card (CPF) No. 007,643,197-52, resident and domiciled in Piracicaba/SP, at Rua Ernesto Portante, 300 – apt. 73, substituting Mrs. Giulia da Cunha Fernandes Puttomatti; **Luiz Tacca Júnior,** Brazilian, married, economist, Identity Card (RG) No. 534,426 (SSP/DF), Taxpayer Card (CPF) No. 580,208,378-68, resident and domiciled in this City, at Rua Campos Bicudo, 153, substituting Mr. Eduardo Refinetti Guardia. The councilmembers elected shall perform their duties for the remaining Term of Office and the inauguration in the offices shall follow the requirements, impediments and procedures foreseen in Corporate Law and its amendments, including the submittal of a statement of properties. **8) other matters of corporate interest.** Using the floor, the representative of the shareholder São Paulo State Treasury, recommended that other matters of economic and financial nature were not deliberated, reiterating the compliance with the legislation in effect. **CLOSING AND SIGNATURE OF THE MINUTES:** As the floor was no longer requested, the Chairman closed the Ordinary and Extraordinary General Shareholders' Meetings, requesting these minutes to be drawn up, that after read and approved were signed by the presiding officers and shareholders present who constitute the majority necessary for the deliberations passed. Silvio Aleixo, Chairman; Luiz Carlos Mussi, Secretary; Cláudia Polto da Cunha, for São Paulo State Treasury; Luiza Helena Siqueira, for the Federal Government; Jussara Mazza Zaramella, for Centrais Elétricas Brasileiras S.A - ELETROBRÁS; Paulo Roberto Penachio, for Banco Nossa Caixa S.A; José Francisco Grecco, for Departamento de Águas e Energia Elétrica - DAEE; Roberto Makoto Shimomichi, for Companhia do Metropolitano de São Paulo – METRÔ; and Amadeu Zamboni Neto. Audit Committee member: Raimundo Francisco Alencar de Melo.

São Paulo, April 23, 2004

Silvio Aleixo
Chairman

Luiz Carlos Mussi
Secretary